04045924

ZURICH
FINANCIAL SERVICES

SUPPL

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference File No. 82-5089
Our reference AC/eh
Date 10/29/2004

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland
Phone +41 (0)1 625 25 25
http://www.zurich.com
Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press releases:

- "Zurich Financial Services Group closes divestment of its portfolio of Life Insurance policies in Taiwan" dated October 29, 2004
- "Sale of parts of Zurich Luxembourg to P&V completed" dated October 29, 2004

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

pp. E.Hesh

Andres Christen

dlw 11/5

Enclosures

82138-01/2

Media Release

ZURICH
FINANCIAL SERVICES

Zurich Financial Services Group closes divestment of its portfolio of Life Insurance policies in Taiwan

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, October 29, 2004 – Zurich Financial Services Group (Zurich) has completed the sale of all Life Insurance policies written by its Taiwanese branch, including the related assets and liabilities, to Far Glory Life Insurance Company. This transaction had been announced on August 12, 2004. Both parties agreed to keep the value of the transaction confidential.

This step is in line with Zurich's strategy to sharpen the focus of the Group's Life Insurance business. Zurich remains committed to its General Insurance operation in Taiwan, which is not affected by this transaction.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

Zurich Taiwan Life
Media Relations / Amanda Ho
Phone +886 935 520 729

File No. 82-5089

Media Release

ZURICH
FINANCIAL SERVICES

Sale of parts of Zurich Luxembourg to P&V completed

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, October 29, 2004 – Zurich Financial Services Group (Zurich) has completed the sale in Luxembourg of both its Life operations in the consumer and commercial segments and of its General Insurance operations in the consumer and small commercial segments to P&V Assurances (P&V). This transaction was announced on October 24, 2003. Both parties agreed to keep the price confidential.

Zurich will continue to be active in Luxembourg in the corporate segment, serving its large commercial and corporate customers.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN